UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-24293

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LMI Aerospace, Inc.
3600 Mueller Road
St. Charles, Missouri 63302-0900

REQUIRED INFORMATION

(a)
Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as required by Form 11-K, together with the report thereon of BKD, LLP, independent auditors, dated May 18, 2006.

(b)	Exhibits:

	Exhibit No.	Description

	23.1	Consent of BKD, LLP.

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
EIN 43-1309065 PN 002
Accountants’ Report and Financial Statements
December 31, 2005 and 2004

LMI AEROSPACE, INC. PROFIT-SHARING
and SAVINGS PLAN AND TRUST
December 31, 2005 and 2004

Contents
Report of Independence Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

Trustee
LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
St. Charles, Missouri

We were engaged to audit the accompanying statements of net assets available for benefits (modified cash basis) of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Trustee
LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
Page 2.

The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
May 18, 2006

Federal Employer Identification Number: 44-0160260

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Investments, at fair value	$22,926,501	$14,095,951

Net Assets Available for Benefits	$22,926,501	$14,095,951

See Notes to Financial Statements

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004

Investment Income
Net appreciation in fair value of investments	$6,383,117	$3,274,482
Interest and dividends	75,368	195,764

Net investment income	6,458,485	3,470,246

Contributions

Employer	153,190	193,313
Participants	1,615,818	907,937
Rollovers	76,357	7,195

	1,845,365	1,108,445

Total additions	8,303,850	4,578,691

Plan Merger	1,919,825	—

Deductions
Benefits paid to participants	1,363,983	1,609,525
Administrative expenses	29,142	66,289

Total deductions	1,393,125	1,675,814
.

Net Increase	8,830,550	2,902,877

Net Assets Available for Benefits, Beginning of Year	14,095,951	11,193,074

Net Assets Available for Benefits, End of Year	$22,926,501	$14,095,951

See Notes to Financial Statements

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
Notes to Financial Statements
Years Ended December 31, 2005 and 2004

Note 1:	Description of the Plan

The following description of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust (“Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by LMI Aerospace, Inc. and subsidiaries (the “Company”) for the benefit of its employees who have at least 1,000 hours of service and one year of continuous employment. Prior to January 1, 2005, only six months of continuous employment was required for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Nationwide Trust Company, FSB serves as Plan custodian.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions up to 60% of eligible compensation. Employee rollover contributions are also permitted. The Company makes matching contributions and discretionary profit-sharing contributions as determined by the Company’s Board of Directors. For the years ended December 31, 2005 and 2004, the Board elected to contribute $0.50 for each $1 contributed by each participant up to a maximum employer contribution of $675. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various mutual funds and the common stock of the Company. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

Vesting

Participants are immediately vested in their voluntary and employer matching contributions plus earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after seven years of continuous service. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce Company contributions.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint and survivor annuity. At December 31, 2005, plan assets of $35,123 were allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Participant Loans

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a new loan shall be $1,000. The maximum amount of a participant’s loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by written loan agreements and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholding until the loan is paid in full. Interest on the loans is based on prevailing rates when the loan is originated as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The Plan maintains its accounts on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Consequently, certain revenue and the related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. The Plan’s 2004 investment in the Federated Capital Preservation Fund was carried at contract value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan obtained its latest determination letter on January 17, 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

Note 3:	Investments

The following table presents the Plan’s investments. Investments that represent 5% or more of total plan assets are separately identified.

	2005	2004

Investments at Fair Value

Mutual Funds
American Funds Capital World Growth and Income Fund	$1,345,743	$—
American Funds Growth Fund of America Fund	1,152,068	—
Nationwide Best of America Indexed Fixed Fund	1,207,418	—
Fidelity Advisor Equity Growth Fund	—	1,752,719
Janus Balanced Fund	—	2,751,569
Other	10,286,999	1,747,944

LMI Aerospace, Inc. Common Stock	8,081,959	3,703,653

	22,074,187	9,955,885
Investments at Contract Value

Federated Capital Preservation Fund	—	3,457,369

Investments at Fair Value Which Approximates Fair Value

Participant Loans	852,314	682,697

Total investments	$22,926,501	$14,095,951

Included in the LMI Aerospace, Inc. Common Stock is a cash reserve, as determined by the Custodian, for settlement of future common stock transactions.

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

During the years ended 2005 and 2004, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $6,383,117 and $3,274,482, respectively, as follows:

	2005	2004

Investment Appreciation

LMI Aerospace, Inc. Common Stock	$5,329,061	$2,908,377
Mutual Funds	1,054,056	366,105

Net appreciation in fair value	$6,383,117	$3,274,482

Interest and dividends realized on the Plan’s investments for the years ended 2005 and 2004 were $75,368 and $195,764, respectively.

Information on the averages of the fully benefit-responsive contracts embedded within the Federated Capital Preservation Fund carried at contract value is as follows:

2004

Average yield	3.41%
Crediting interest rate at December 31	3.35%
Fair value	$3,382,000

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons. During 2005 and 2004, the Plan had party-in-interest transactions with LMI Aerospace, Inc. and various services providers of administrative, trust and recordkeeping services as follows:

Active participants can purchase LMI Aerospace, Inc. common stock from their existing account balances. At December 31, 2005 and 2004, participants held 545,769 and 668,530 shares, respectively.

The Plan incurs expenses related to general administration and record keeping. The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

Note 5:	Plan Amendment

Effective January 1, 2005, the Plan was amended and restated (“Plan Amendment”) and a new administrator and custodian (“Custodian”) of the Plan was appointed. Plan assets transferred to the new Custodian were transferred into funds comparable to those offered by the previous custodian. The conversion initiated a “Black Out” period beginning December 13, 2004 and continued through February 2, 2005. During this period, funds could not be applied to the employee selected funds with the Custodian or withdrawn from the Plan until the Custodian had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited, held and earned interest in the Trust Fund until completion of the Black Out period. At the end of the Black Out period, these funds were transferred to the new Custodian and invested in funds as requested by each participant.

Note 6:	Plan Merger

Effective January 1, 2005, the LMI Aerospace Regional Savings Plan (the “Regional Plan”) was merged into the Plan. The regional Plan had total net assets of $1,922,370 as of December 31, 2004.

Note 7:	Reconciliation of Financial Statements to Form 5500

The 2005 Form 5500 was prepared on an accrual basis and, therefore, contributions receivable were recognized.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004, to Form 5500:

	2005	2004

Net assets available for benefits per the financial statements	$22,926,501	$14,095,951
Additional deemed distributions of participant loans	—	11,039
Contributions received subsequent to year end	300,051	—

Net assets available for benefits per Form 5500	$23,226,552	$14,106,990

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2005 and 2004, to Form 5500:

	2005	2004

Benefits paid to participants per the financial statements	$1,363,983	$1,609,525
Less: Current year additional deemed distributions of participant loans	—	(11,039)
Plus: Prior year additional deemed distributions of participant loans	11,039	34,180

Benefits paid to participants per Form 5500	$1,375,022	$1,632,666

The following is a reconciliation of contributions to the Plan per the financial statements for the years ended December 31, 2005 and 2004, to Form 5500:

	2005	2004

Contributions per the financial statement	$1,845,365	$1,108,445
Plus: Current year contribution receivable	300,051	—

Contributions per Form 5500	$2,145,416	$1,108,445

Supplemental Schedule

Curremt
Investment Type and Issuer	Value

Mutual Funds
Best of America Indexed Fixed Fund	$1,207,418
Best of America Short Term Indexed Fixed Fund	45,969
Gartmore Investor Destinations Aggressive Fund	201,491
Gartmore Investor Destinations Moderately Aggressive Fund	380,114
Gartmore Investor Destinations Moderate Fund	356,453
Gartmore Investor Destinations Moderately Conservative Fund	166,060
Gartmore Investor Destinations Conservative Fund	219,764
Oppenheimer International Bond Fund	218,360
American Funds Capital World Growth and Income Fund	1,345,743
American Funds Amcap Fund	206,814
American Funds Growth Fund of America Fund	1,152,068
American Funds Washington Mutual Fund	112,305
American Funds American Balanced Fund	563,934
Templeton Growth Fund	738,992
American Century Small Company Fund	298,033
Baron Growth Fund	944,508
Franklin Balance Sheet Investment Fund	215,140
Heartland Value Fund	129,011
Lord Abbett Mid-Cap Value Fund	959,792
Pioneer Small and Mid-Cap Growth Fund	638,224
Pioneer High Yield Fund	557,187
Davis NY Venture Fund	1,132,061
Dreyfus Appreciation Fund	116,605
Excelsior Value & Restructuring Fund	259,774
John Hancock Classic Value Fund	862,294
Calvert Income Fund	454,117
PIMCO Real Return Fund	509,997

* LMI Aerospace, Inc. Common Stock	8,081,959

* Participant Loans, 4.5% - 10.0%	852,314

$22,926,501

* Represents a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LMI AEROSPACE, INC. PROFIT SHARING AND SAVINGS PLAN AND TRUST

	By:	LMI AEROSPACE, INC., as Plan Administrator

Date: July 14, 2006	By:	/s/ Lawrence E. Dickinson
Lawrence E. Dickinson Chief Financial Officer and Secretary